August 14, 2008

Angela Crane
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0360

Re: Responses to the Securities and Exchange Commission Staff Comments dated July 17, 2008, regarding Data I/O Corporation Form 10-K for the year ended December 31, 2007 File No. 000-10394

Dear Ms. Crane:

This letter responds to the staff's comments set forth in the letter of July 17, 2008 regarding the above-referenced report. For your convenience, we have included the excerpted staff's comments below and have followed with our responses accordingly.

We have discussed the staff's comments with Data I/O, and Data I/O has requested that we convey its responses to you as follows:

Form 10-K for the year ended December 31, 2007

Item 9A. Controls and Procedures: Management's assessment of internal control over financial reporting

Staff Comment

> It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over financial reporting.
>
> If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

The Company's Response:

> The omission of the report on management's assessment of internal control over financial reporting was an inadvertent oversight in preparing and filing our 2007 annual report on Form 10-K. Management did perform the assessment and evaluation. We are amending our annual report and are filing a Form 10-K/A to provide the required management's report on internal control over financial reporting.

DORSEY

Staff Comment.

> In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

The Company's Response:

> While there was an error in failing to include the new required report and changed officer certification, we do not believe that this changes the conclusion in general about the effectiveness of our disclosure controls and procedures. The work that was done to assess and evaluate the internal control over financial reporting was done under management's oversight with multiple levels of management review and reviewed with the audit committee of the company. There was not a failure with regard to a performance of our assessment and evaluation, but a failure to include the specified report in the Form 10-K although the other required disclosure under Item 308T was included. The inadvertent omission of the new required report was an oversight that occurred despite sending individuals involved to relevant training as well as reviews by audit committee and board members and by outside auditors and counsel. While we very much regret the mistake, we do not believe that this changes our conclusion regarding the effectiveness of our disclosure controls and procedures over financial reporting

Staff Comment

> Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b) (31) of Regulation S-K. While we see that you included the language of paragraph 4(b), please revise these certifications to include the introductory language of paragraph 4 of Item 601(b) (31) of Regulation S-K.

The Company's response:

> This was an inadvertent oversight in preparing and filing our 2007 annual report on Form 10-K as discussed above. We are amending our annual report and are filing a Form 10-K/A to provide the revised officer certification language.

We acknowledge that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DORSEY

Thank you for your review of our response letter. If you should have any questions regarding our response letter, please do not hesitate to contact me at (206) 903-8803 or Joel Hatlen (chief financial officer) at 425 881-6444 ext. 6816.

Sincerely,

Kimberley R. Anderson

cc: Joel Hatlen, Data I/O Corporation
Scott Davison, Grant Thornton LLP